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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECD S.E.C.
FEB 2 2 2005
528

SEC FILE NUMBER
8-40053

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shone Associates, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 South High Street
(No. and Street)

West Chester (City) PA (State) 19382-3337 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Shone 610-719-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cover + Rossiter, PA
(Name – *if individual, state last, first, middle name*)

62 Rockford Road (Address) Wilmington (City) DE (State) 19806-1004 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Shone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shone Associates, Ltd., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
John Sloan, Notary Public
West Chester Boro, Chester County
My Commission Expires Nov. 21, 2007
Member, Pennsylvania Association Of Notaries

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Computation of Aggregate Indebtedness

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHONE ASSOCIATES, LTD.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

WITH
REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

COVER+ROSSITER P.A.

Certified Public Accountants & Advisors
The plus is added value.

INDEPENDENT AUDITORS' REPORT

Michael Shone
Shone Associates, Ltd.
West Chester, Pennsylvania

We have audited the statements of financial condition of Shone Associates, Ltd. ("the Company") as of December 31, 2004 and 2003, and the related statements of income, changes in ownership equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in the footnotes to the financial statements, during 2004, the stockholder of Shone Associates, Ltd. elected to liquidate the Company. The Company has ceased operations and all assets and liabilities are stated on a liquidation basis.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shone Associates, Ltd. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules on pages 3, 4, 5, 9, and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cover & Rossiter, PA.
Certified Public Accountants

January 24, 2005

62 Rockford Road • Wilmington, DE 19806-1004
(302) 656-6632 • (800) 656-6632 • Fax: (302) 656-1811
Web Site: www.CoverRossiter.com

SHONE ASSOCIATES, LTD.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2004	December 31, 2003
ASSETS		
Cash and cash equivalents	$ 42,560	$ 49,617
Accounts receivable	3,831	13,240
	$ 46,391	**$ 62,857**
LIABILITIES		
Accounts payable	$ 12,474	$ 46,834
STOCKHOLDER'S EQUITY		
CAPITAL STOCK		
Common stock - par value $1		
Authorized - 100 shares		
Issued and outstanding - 10 shares	10	10
ADDITIONAL PAID-IN CAPITAL	9,944	9,944
ACCUMULATED INCOME	23,963	6,069
	33,917	16,023
	$ 46,391	**$ 62,857**

See accompanying notes

SHONE ASSOCIATES, LTD.
COMPUTATIONS OF NET CAPITAL

	December 31,			
	2004		2003	
Total ownership equity from statement of financial condition	$	33,917	$	16,023
Ownership equity not allowable for net capital		-		-
Total ownership equity qualified for net capital		33,917		16,023
Haircut on securities (computed, where applicable, pursuant to Rule 15C3-1(f))		-		(992)
NET CAPITAL	**$**	**33,917**	**$**	**15,031**

See accompanying notes

SHONE ASSOCIATES, LTD.
COMPUTATIONS OF BASIC NET CAPITAL REQUIREMENTS

	December 31, 2004	December 31, 2003
MINIMUM NET CAPITAL	$ 832	$ 3,122
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER AND DEALER	$ 5,000	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000	$ 5,000
EXCESS NET CAPITAL	$ 28,917	$ 10,031
EXCESS NET CAPITAL AT 1,000%	$ 32,670	$ 10,348

See accompanying notes

SHONE ASSOCIATES, LTD.
COMPUTATIONS OF AGGREGATE INDEBTEDNESS

	December 31,	
	2004	2003
TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 12,474	$ 46,834
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	36.78%	311.58%

See accompanying notes

SHONE ASSOCIATES, LTD.
STATEMENTS OF INCOME

	Years Ended December 31,	
	2004	2003
INCOME		
Commission income	$ 108,101	$ 215,157
Interest	296	1,321
	108,397	216,478
EXPENSES		
Consulting	5,600	2,400
Fees	15,000	135,000
Insurance	384	384
Interest	-	-
Licenses	1,581	3,563
Miscellaneous	27	1,000
Taxes	2,911	3,777
	25,503	146,124
NET INCOME	**$ 82,894**	**$ 70,354**

See accompanying notes

SHONE ASSOCIATES, LTD.
STATEMENTS OF CHANGES IN OWNERSHIP EQUITY

	Years Ended December 31,	
	2004	**2003**
BALANCE, BEGINNING OF YEAR	$ 16,023	$ 85,669
NET INCOME	82,894	70,354
DISTRIBUTIONS	65,000	140,000
BALANCE, END OF YEAR	**$ 33,917**	**$ 16,023**

See accompanying notes

SHONE ASSOCIATES, LTD.
STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 83,150	$ 255,398
Interest received	296	1,321
Cash paid to suppliers	(25,503)	(146,124)
Net cash provided by operating activities	57,943	110,595
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to shareholders	(65,000)	(140,000)
Net cash used by financing activities	(65,000)	(140,000)
DECREASE IN CASH AND CASH EQUIVALENTS	(7,057)	(29,405)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	49,617	79,022
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 42,560	$ 49,617
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net income	$ 82,894	$ 70,354
Changes in assets and liabilities:		
Decrease in accounts receivable	9,409	146,988
Decrease in accounts payable	(34,360)	(106,747)
	(24,951)	40,241
NET CASH PROVIDED BY OPERATING ACTIVITIES	**$ 57,943**	**$ 110,595**

See accompanying notes

SHONE ASSOCIATES, LTD.
RECONCILIATION OF AUDITED AND UNAUDITED
FOCUS REPORT AMOUNTS FOR DECEMBER 31, 2004

STATEMENT OF FINANCIAL CONDITION

Line Reference #/ Description		Unaudited	Audited	Difference	Note
1	Cash	$ 42,561	$ 42,560	$ (1)	2
2B	Receivables from broker/dealers	3,830	3,831	1	2
14B/17	Accounts payable	12,474	12,474	-	

COMPUTATION OF NET CAPITAL

Line Reference #/ Description		Unaudited	Audited	Difference	Note
6A	Nonallowable assets	2,211	-	(2,211)	1
9	Haircut	-	-	-	
10	Net Capital	31,706	33,917	2,211	1

COMPUTATION OF NET CAPITAL REQUIREMENTS

Line Reference #/ Description		Unaudited	Audited	Difference	Note
14	Excess net capital	26,706	28,917	2,211	1
15	Excess net capital at 1,000%	30,459	32,670	2,211	1

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line Reference #/ Description		Unaudited	Audited	Difference	Note
16	Total liabilities	$ 12,474	$ 12,474	$ -	
20	Percentage of agg. indebtedness	39%	37%	-3%	1

Note #1: Certain receivables recognized under generally accepted accounting principles cannot be included the computation of net capital for the FOCUS report.

Note #2: Rounding differences

SHONE ASSOCIATES, LTD.
RECONCILIATION OF AUDITED AND UNAUDITED FOCUS REPORT AMOUNTS FOR DECEMBER 31, 2004
(CONTINUED)

There were no material differences between the audit report and the filing of Form X-17A-5 for the quarter ended December 31, 2004 for the computation of net capital under Rule 15c3-1 and the computation of the reserve requirement under Exhibit A of Rule 15c3-3. In addition, Shone Associates, Ltd. claims an exemption from Rule 15c3-3, paragraph k-2-ii since it is a fully disclosed broker dealer that clears all of its transactions with and for its customers, promptly transmits all customer assets to the clearing broker, and maintains its records in accordance with SEC guidelines.

SHONE ASSOCIATES, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NATURE OF OPERATIONS

Shone Associates, Ltd. (the Company) is a broker dealer in debt and equity securities primarily serving the investment needs of private individual clients.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Concentrations of Credit Risk

The Company keeps its cash in a money market fund at a local financial institution. From time to time, in the normal course of business, the balance in this account may exceed federally insured limits. The Company believes that the risk of loss is remote.

Income Taxes

In 1995, the Company elected to be taxed as a Subchapter S Corporation in accordance with Sections 1361-1379 of the Internal Revenue Code. This election was effective January 1, 1995. Under these sections, corporate income or loss is allocated to the stockholder for inclusion in his personal income tax return. Taxes expense on the statements of income are not income taxes but are capital stock taxes paid to the Commonwealth of Pennsylvania.

SHONE ASSOCIATES, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

MINIMUM CAPITAL REQUIREMENTS

Under the rules and regulations of the Securities Exchange Act of 1934, Shone Associates, Ltd. as a broker dealer is required to maintain net capital equivalent to the greater of 6 2/3% of aggregate indebtedness or $5,000. The Company's net capital exceeded this minimum requirement by $28,917 at December 31, 2004 and $10,031 at December 31, 2003. The percentage of aggregate indebtedness to net capital was 37% and 312% on December 31, 2004 and 2003, respectively.

RELATED PARTY TRANSACTIONS

The sole shareholder of Shone Associates, Ltd. is also the sole shareholder of The Peirce Park Group. Shone Associates, Ltd. was formed to facilitate the operations of The Peirce Park Group. Substantially all of Shone Associates, Ltd. revenue will be generated from the operation of The Peirce Park Group. Shone Associates, Ltd. incurred $15,000 in fees to The Peirce Park Group in 2004 and $135,000 in 2003.

LIQUIDATION

Shone Associates, Ltd. ceased operations prior to December 31, 2004 and intends to liquidate. This decision was made by the sole shareholder due to increased costs and burdens of administering the Company. Since all assets and liabilities were already stated at liquidation value, no adjustments were necessary in order to put the balances on a liquidation basis. All assets and liabilities shown on The Statement of Financial Condition as of December 31, 2004 reflect anticipated liquidation values. All remaining assets of the Company will be distributed to the shareholder upon liquidation, which is expected to occur in 2005. No further income or expenses are expected to be incurred by the Company. SEC form BDW was filed on December 7, 2004.

COVER+ROSSITER P.A.

Certified Public Accountants & Advisors

The plus is added value.

January 24, 2005

To the Board of Directors
Shone Associates, Ltd.
West Chester, Pennsylvania

We have audited the financial statements of Shone Associates, Ltd. for the year ended December 31, 2004 and have issued our report thereon dated January 24, 2005. As part of our examination, we considered the Company's internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

The objective of an internal control structure is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of the internal control structure should not exceed the benefits derived and also recognizes estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of the internal control structure of a company. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistake of judgment, carelessness or other personal factors. Control procedures, which effectiveness depends upon segregation of duties, can be circumvented intentionally by management with respect to the execution and recording of transactions or with respect to the estimates and judgment required in the preparation of financial statements. Further, projection of any evaluation of the internal control structure to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with procedures may deteriorate.

Our study and evaluation of the Company's internal control structure for the year ended December 31, 2004 was made for the purpose set forth in the first paragraph above, and it would not necessarily disclose all weaknesses in the system. However, such study and evaluation disclosed no conditions that we believe to be material weaknesses.

We consent to the use of this opinion with the filing of the report of Shone Associates, Ltd. with the Securities and Exchange Commission of Form X-17A-5.

Respectfully submitted,

Cover & Rossiter PA.

COVER & ROSSITER, P.A.

62 Rockford Road • Wilmington, DE 19806-1004
(302) 656-6632 • (800) 656-6632 • Fax: (302) 656-1811
Web Site: www.CoverRossiter.com